BGX Exhibit 77D- Policies with respect to security investments

Blackstone / GSO Long-Short Credit Income Fund (NYSE: BGX, the “Fund”), announced that its Board of Trustees approved a change in the Fund’s investment guidelines.  The change increases the Fund’s ability to invest in long investments while maintaining the limit of the Fund’s aggregate short and long investments as a percentage of net assets.

Under the new investment guidelines, the Fund’s long positions, either directly or through the use of derivatives, may total up to 150% of the Fund’s net assets.  The Fund’s short positions, either directly or through the use of derivatives, may total up to 30% of the Fund’s net assets.  Subject to the preceding restrictions, the Fund’s total long and short positions, either directly or through the use of derivatives, may total up to 160% of the Fund’s net assets.  These guidelines replaced the Fund’s previous guidelines, which limited the Fund’s long positions to 130% and short positions to 30% of net assets.

The above-described change in the Fund’s investment guidelines took effect in January 2015.